Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hesai Group, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Hesai Group

禾 賽 科 技 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

PROPOSED RE-ELECTION OF DIRECTORS,

PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES AND/OR ADSs,

PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs,

PROPOSED RE-APPOINTMENT OF AUDITORS,

PROPOSED SHARE SUBDIVISION

AND

NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 11 to 24 of this circular.

The AGM will be held at No. 28, Ciyun Road, Yangcheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China on Friday, June 26, 2026 at 1:30 p.m. (Beijing time). Notice of convening the AGM is enclosed and published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (investor.hesaitech.com).

A form of proxy for use at the AGM is also enclosed and published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (investor.hesaitech.com). Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Deutsche Bank Trust Company Americas. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying form of proxy to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. For the avoidance of doubt, holders of treasury shares (if any) have no voting rights at the Company’s general meeting(s). Tricor Investor Services Limited must receive the form of proxy by no later than 48 hours before the time appointed for the AGM on Wednesday, June 24, 2026 at 1:30 p.m. (Hong Kong time) at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the AGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by the time and date specified in the ADS voting instruction card no later than 10:00 a.m., New York time, on Thursday, June 16, 2026 to enable the votes attaching to the Class B Ordinary Shares represented by your ADSs to be cast at the AGM.

May 26, 2026

Appendix I	–	Details of the Directors Proposed to be Re-elected at the AGM	25

Appendix II	–	Explanatory Statement on the Repurchase Mandate	29

Notice of AGM			33

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2021 Plan”	the share incentive plan adopted by our Company in June 2021, as amended from time to time

“ADS(s)”	American Depositary Share(s), each representing one (1) Class B Ordinary Share prior to the ADS Ratio Change, and eight (8) Subdivided Class B Ordinary Shares after the ADS Ratio Change, respectively

“ADS Ratio Change”	a change in the Company’s ratio of ADSs from one (1) ADS representing one (1) Class B Ordinary Share to a new ratio of one (1) ADS representing eight (8) Subdivided Class B Ordinary Shares, subject to and conditional upon the Share Subdivision becoming effective

“ADS Record Date”	Friday, May 22, 2026 (New York time)

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be held at No. 28, Ciyun Road, Yangcheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China on Friday, June 26, 2026 at 1:30 p.m. (Beijing time) to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting which is set out on pages 33 to 38 of this circular, or any adjournment thereof

“Article”	an article of the Articles of Association

“Articles of Association” or “Memorandum and Articles of Association”	the third amended and restated memorandum and articles of association of the Company adopted by a special resolution of the Shareholders passed on March 3, 2026

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“CCASS”	Central Clearing and Settlement System, a securities settlement system used within the Hong Kong Exchanges and Clearing Limited market system

DEFINITIONS

“Change in Board Lot Size”	the change in the board lot size of the Company’s Class B Ordinary Shares for trading on the Hong Kong Stock Exchange from 20 Class B Ordinary Shares to 100 Subdivided Class B Ordinary Shares, subject to the Share Subdivision becoming effective

“China” or “PRC”	the People’s Republic of China, and for the purposes of this document only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Class A Ordinary Share(s)”	existing Class A Ordinary Shares of the share capital of the Company with a par value of US$0.0001 each prior to the Share Subdivision becoming effective, conferring weighted voting rights in the Company such that a holder of a Class A Ordinary Share is entitled to ten (10) votes per Share on any resolution tabled at the Company’s general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Class B Ordinary Share(s)”	existing Class B Ordinary Shares of the share capital of the Company with a par value of US$0.0001 each prior to the Share Subdivision becoming effective, conferring a holder of a Class B Ordinary Share one (1) vote per Share on any resolution tabled at the Company’s general meetings (save for any treasury share, the holders of which have no voting rights at the Company’s general meeting)

“Co-Founder(s)”	Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang

“Company”	Hesai Group, an exempted company with limited liability incorporated in the Cayman Islands on April 21, 2021

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Depositary”	Deutsche Bank Trust Company Americas, the depositary of the ADSs

“Director(s)”	the director(s) of the Company

“Existing Share Certificate(s)”	share certificate(s) for the Share(s) in the color of blue

DEFINITIONS

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“HKSCC”	The Hong Kong Securities Clearing Company Limited

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Issuance and Resale Mandate”	a general mandate proposed to be granted to the Directors to allot, issue or deal with additional Class B Ordinary Shares and/or Class B Ordinary Shares underlying ADSs (including any sale or transfer of treasury shares) and/or ADS not exceeding 10% of the total number of issued Shares (excluding any treasury shares, if any) as of the date of passing of such resolution

“Latest Practicable Date”	Monday, May 18, 2026, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular

“Listing”	the listing of the Class B Ordinary Shares on the Main Board of the Hong Kong Stock Exchange on September 16, 2025

“Listing Date”	September 16, 2025

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange as amended from time to time

“NASDAQ”	the Nasdaq Global Select Market

“Nominating and Corporate Governance Committee”	the nominating and corporate governance committee of the Board

“Ordinary Shares”	existing Class A Ordinary Shares and Class B Ordinary Shares

DEFINITIONS

“Repurchase Mandate”	a general mandate proposed to be granted to the Directors to repurchase Class B Ordinary Shares and/or ADSs not exceeding 10% of the total number of issued Shares (excluding any treasury shares, if any) as of the date of passing of such resolution

“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one (1) vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the Memorandum or the Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“RSU(s)”	restricted share units

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share Awards”	awards in the form of share options, restricted shares, restricted share units or any other type of awards, in the form of cash or otherwise, which may be granted to eligible participants under the 2021 Plan

“Share Record Date”	Friday, May 22, 2026 (Hong Kong time)

“Share Subdivision”	the proposed subdivision of each issued and unissued Share into eight (8) Subdivided Shares

“Shareholders”	holder(s) of the Share(s)

“Shares”	existing Class A Ordinary Shares and Class B Ordinary Shares of par value of US$0.0001 each in the share capital of the Company prior to the Share Subdivision becoming effective, as the context so requires

DEFINITIONS

“Subdivided Class A Ordinary Shares”	subdivided Class A Ordinary Shares of the share capital of the Company with a par value of US$0.0000125 each upon the Share Subdivision becoming effective, conferring weighted voting rights in the Company such that a holder of a Subdivided Class A Ordinary Share is entitled to ten (10) votes per Share on any resolution tabled at the Company’s general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one (1) vote per Subdivided Class A Ordinary Share

“Subdivided Class B Ordinary Shares”	subdivided Class B Ordinary Shares of the share capital of the Company with a par value of US$0.0000125 each upon the Share Subdivision becoming effective, conferring a holder of a Subdivided Class B Ordinary Share one (1) vote per Subdivided Class B Ordinary Share on any resolution tabled at the Company’s general meetings (save for any treasury share, the holders of which have no voting rights at the Company’s general meeting)

“Subdivided Share Certificate(s)”	share certificate(s) for the Subdivided Share(s)

“Subdivided Shares”	subdivided ordinary share(s) of par value of US$0.0000125 each in the share capital of the Company upon the Share Subdivision becoming effective

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“Takeovers Code”	the Code on Takeovers and Mergers approved by the Securities and Futures Commission of Hong Kong as amended from time to time

“treasury shares”	has the meaning ascribed to it under the Listing Rules

“U.S.” or “United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	U.S. dollars, the lawful currency of the United States

“weighted voting right(s)”	has the meaning ascribed to it in the Listing Rules

DEFINITIONS

“WVR Beneficiaries”, each a “WVR Beneficiary”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Dr. Yifan Li, Dr. Kai Sun, and Mr. Shaoqing Xiang, being the holders of the Class A Ordinary Shares entitled to weighted voting rights

“WVR Structure”	has the meaning ascribed to it in the Listing Rules

“%”	per cent

EXPECTED TIMETABLE

FOR THE SHARE SUBDIVISION AND CHANGE IN BOARD LOT SIZE

The following timetable(1) sets out the key dates for the Share Subdivision and Change in Board Lot Size:

Event	Hong Kong Time	New York Time

Latest time for lodging transfer documents to qualify for attending and voting at the AGM, for holders of Shares listed in Hong Kong	Not later than 4:30 p.m. Friday, May 22, 2026	–

Record date for the AGM, for holders of Shares listed in Hong Kong (the “Share Record Date”)(2)	4:30 p.m. Friday, May 22, 2026	–

Record date for the AGM, for holders of ADSs listed in the U.S. (the “ADS Record Date”)(3)	–	Close of business, Friday, May 22, 2026

Date of dispatch of the circular (including the notice of the AGM) and the related form of proxy to the Shareholders	On or before Tuesday, May 26, 2026	–

Latest time for lodging votes to depositary bank, for holders of ADSs listed in the U.S.(4)	–	10:00 a.m., Tuesday, June 16, 2026

Latest time for lodging forms of proxy for the AGM, for holders of Shares listed in Hong Kong(5)	1:30 p.m., Wednesday, June 24, 2026	–

Date and time of the AGM	1:30 p.m., Friday, June 26, 2026	1:30 a.m., Friday, June 26, 2026

Announcement of poll results of the AGM	Before 9:00 p.m., Friday, June 26, 2026	Before 9:00 a.m., Friday, June 26, 2026

EXPECTED TIMETABLE

FOR THE SHARE SUBDIVISION AND CHANGE IN BOARD LOT SIZE

The following timetable sets out the events following the approval at the AGM and upon the fulfillment of the conditions for the Share Subdivision:

Event	Hong Kong Time	New York Time

Effective date for the Share Subdivision	Friday, July 10, 2026	–

Commencement of dealings in the Subdivided Class B Ordinary Shares, for holders of Class B Ordinary Shares listed in Hong Kong	9:00 a.m., Friday, July 10, 2026	–

Original counter for trading the Shares in board lots of 20 Class B Ordinary Shares (being the “existing board lot”) temporarily closes on the Hong Kong Stock Exchange, for holders of Class B Ordinary Shares listed in Hong Kong	9:00 a.m., Friday, July 10, 2026	–

Temporary counter for trading in the Subdivided Shares (in the form of Existing Share Certificates) and in board lots of 160 Subdivided Class B Ordinary Shares (being the “temporary board lot”) opens on the Hong Kong Stock Exchange, for holders of Class B Ordinary Shares listed in Hong Kong	9:00 a.m., Friday, July 10, 2026	–

First day of free exchange of Existing Share Certificates for the Subdivided Share Certificates for the Subdivided Shares, for holders of the Class B Ordinary Shares listed in Hong Kong	Friday, July 10, 2026	–

Original counter for trading in the Subdivided Class B Ordinary Shares (in the form of new Subdivided Share Certificates) and in new board lot of 100 Subdivided Class B Ordinary Shares (being the “new board lot”) re-opens on the Hong Kong Stock Exchange, for holders of Class B Ordinary Shares listed in Hong Kong	9:00 a.m., Friday, July 24, 2026	–

EXPECTED TIMETABLE

FOR THE SHARE SUBDIVISION AND CHANGE IN BOARD LOT SIZE

Event	Hong Kong Time	New York Time

Parallel trading in the Subdivided Class B Ordinary Shares (in the form of Existing Share Certificates and Subdivided Share Certificates) starts on the Hong Kong Stock Exchange, for holders of Class B Ordinary Shares listed in Hong Kong	9:00 a.m., Friday, July 24, 2026	–

Designated broker starts to stand in the market to provide matching services for odd lots of the Subdivided Class B Ordinary Shares	9:00 a.m., Friday, July 24, 2026	–

Designated broker ceases to stand in the market to provide matching services for odd lots of the Subdivided Class B Ordinary Shares	4:00 p.m., Thursday, August 13, 2026	–

Temporary counter for trading in the Subdivided Class B Ordinary Shares (in the form of Existing Share Certificates) and in temporary board lot of 160 Subdivided Class B Ordinary Shares closes on the Hong Kong Stock Exchange, for holders of Class B Ordinary Shares listed in Hong Kong	4:10 p.m., Thursday, August 13, 2026	–

Parallel trading in the Subdivided Class B Ordinary Shares (in the form of Existing Share Certificates and Subdivided Share Certificates) ends on the Hong Kong Stock Exchange, for holders of Class B Ordinary Shares listed in Hong Kong	4:10 p.m., Thursday, August 13, 2026	–

Last day of free exchange of Existing Share Certificates for Subdivided Share Certificates, for holders of Class B Ordinary Shares listed in Hong Kong	Monday, August 17, 2026	–

EXPECTED TIMETABLE

FOR THE SHARE SUBDIVISION AND CHANGE IN BOARD LOT SIZE

Notes:

(1)	Dates and times above are indicative only and may be varied by the Company. Any consequential changes to the expected timetable will be notified to the Shareholders (including ADS(s) holders) as and when appropriate in accordance with relevant Hong Kong and U.S. regulations.

(2)	New holders of Shares registered after the Share Record Date will not be entitled to attend and vote at the AGM.

(3)	Holders of the ADS(s) will not be entitled to attend and vote at the AGM and cannot vote the Shares represented by their ADSs directly. New holders of the ADS(s) registered after the ADS Record Date will not be entitled to exercise their voting rights for the underlying Shares through Deutsche Bank Trust Company Americas, as the depositary of the ADSs.

(4)	Holders of the ADS(s) will not be entitled to attend and vote at the AGM. Holders of the ADS(s) as of the ADS Record Date who wish to exercise their voting rights for the underlying Shares must act through Deutsche Bank Trust Company Americas, as the depositary of the ADSs.

(5)	The latest time to lodge the form of proxy prior to the date of the AGM is consistent with the current articles of association of the Company. All the persons who are registered holders of the Shares as of the close of business on Friday, May 22, 2026, Hong Kong time will be entitled to attend and vote at the AGM. Completion and return of a form of proxy will not preclude a holder of Shares of the Company from attending in person and voting at the AGM or any adjournment thereof, should he or she so wish, but his/her proxy’s authority to vote on a resolution is to be regarded as revoked if he/she attend the AGM in person and vote on that particular resolution.

Dates or deadlines specified above are indicative only and may be varied by the Company. Any consequential changes to the expected timetable will be published or notified to the Shareholders as and when appropriate.

LETTER FROM THE BOARD

Hesai Group

禾 賽 科  技 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

Executive Directors:	Registered Office:
Dr. Yifan Li (Chairman)	PO Box 309
Dr. Kai Sun	Ugland House
Mr. Shaoqing Xiang	Grand Cayman, KY1-1104
Ms. Cailian Yang	Cayman Islands

Independent Non-executive Directors:	Head Office and Principal Place of
Ms. Yi Zhang	Business in the PRC
Mr. Jia Ren	10th Floor, Building A
Dr. Hui Wang	No. 658 Zhaohua Road
Changning District, Shanghai 200050
People’s Republic of China

Principal Place of Business in
Hong Kong:
Room 1922, 19/F, Lee Garden One
33 Hysan Avenue, Causeway Bay
Hong Kong

May 26, 2026

To: the Shareholders of the Company

Dear Sir or Madam,

PROPOSED RE-ELECTION OF DIRECTORS,

PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

AND/OR ADSs,

PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE

SHARES AND/OR ADSs,

PROPOSED RE-APPOINTMENT OF AUDITORS,

PROPOSED SHARE SUBDIVISION

AND

NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the Annual General Meeting relating to (i) the re-election of Directors; (ii) the granting to the Directors the Issuance and Resale Mandate; (iii) the granting to the Directors the Repurchase Mandate; (iv) the proposed re-appointment of auditors; and (v) the proposed Share Subdivision.

LETTER FROM THE BOARD

2.	PROPOSED RE-ELECTION OF DIRECTORS

In accordance with Article 97(d) of the Articles of Association, at every annual general meeting of the Company one-third of the Directors for the time being (or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third) shall retire from office by rotation provided that every director (including every independent non-executive Director and/or those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring director shall retain office until the close of the meeting at which he or she retires and shall be eligible for re-election thereat.

In accordance with Article 97(e) of the Articles of Association, the Board may appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his or her appointment and shall then be eligible for re-election at that meeting.

Pursuant to Article 97(e) of the Articles of Association, Mr. Jia Ren and Dr. Hui Wang, both independent non-executive Directors, who have been appointed by the Board on September 8, 2025 and December 24, 2025, respectively, shall hold office until the AGM. In addition, Pursuant to Article 97(d) of the Articles of Association, Dr. Yifan Li, an executive Director, and Mr. Jia Ren and Dr. Hui Wang, each an independent non-executive Director shall retire at the Annual General Meeting. All of the above Directors, being eligible, will offer themselves for re-election at the Annual General Meeting.

Mr. Jia Ren and Dr. Hui Wang, the retiring Independent Non-Executive Directors, have confirmed their independence with reference to the factors set out in Rule 3.13 of the Listing Rules.

The Nominating and Corporate Governance Committee has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s Board Diversity Policy, Director Nomination Policy and the Company’s corporate strategy, and the independence of all independent non-executive Directors. The Nominating and Corporate Governance Committee has recommended to the Board on re-election of all the retiring Directors. including the aforesaid independent non-executive Directors who are due to retire at the AGM. The Company considers that the retiring independent non-executive Directors are independent in accordance with the independence guidelines set out in the Listing Rules and will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity.

Details of the Directors proposed for re-election at the AGM are set out in Appendix I to this circular.

LETTER FROM THE BOARD

3.	PROPOSED RE-APPOINTMENT OF AUDITORS

Following the recommendation of the audit committee of the Board, the Board proposed to re-appoint Messrs. Deloitte Touche Tohmatsu Certified Public Accountants LLP and Messrs. Deloitte Touche Tohmatsu (collectively, “Deloitte”) as the auditors of the Company with a term expiring upon the conclusion of the next annual general meeting of the Company, and the Board proposed it be authorized to fix their remuneration for the year ending December 31, 2026.

The estimated audit fees payable to Deloitte for the audit of the consolidated financial statements of the Company and its subsidiaries for the financial year ending December 31, 2026 is expected to be in the range of approximately RMB11.0 million to RMB12.0 million (exclusive of out-of-pocket expenses).

The estimated audit fees shall be determined after due consideration and arm’s length negotiation between the Company and Deloitte, taking into account, among other things, the size, nature and complexity of the Group’s business operations, the expected scope of the audit, the audit timetable and resources and professional expertise required.

The estimated audit fees were also based on the assumption that there will be no material changes in the Group’s operating conditions, accounting policies or regulatory environment during the financial year.

An ordinary resolution in respect of the re-appointment of the auditor of the Company will be proposed at the AGM for consideration and approval by the Shareholders.

4.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES AND/OR ADSs

At the extraordinary general meeting of the Company held on March 3, 2026, a general mandate was granted to the Directors to issue additional Class B Ordinary Shares and/or Class B Ordinary Shares underlying ADSs. Such mandate will lapse at the conclusion of the forthcoming AGM. In order to give the Company the flexibility to issue Class B Ordinary Shares and/or Class B Ordinary Shares underlying ADSs (including any sale or transfer of treasury shares) if and when appropriate, an ordinary resolution will be proposed at the AGM to approve the granting of the Issuance and Resale Mandate to the Directors to allot, issue or deal with additional Class B Ordinary Shares and/or Class B Ordinary Shares underlying ADSs (including any sale or transfer of treasury shares) of not exceeding 10% of the total number of issued Shares (excluding any treasury shares, if any) as of the date of passing of such resolution.

LETTER FROM THE BOARD

As of the Latest Practicable Date, the issued share capital of the Company comprised 26,998,861 Class A Ordinary Shares and 130,143,350 Class B Ordinary Shares. The Company does not hold any treasury shares as of the Latest Practicable Date. Subject to the passing of the ordinary resolution 4 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue a maximum of 15,714,221 Class B Ordinary Shares and/or Class B Ordinary Shares underlying ADSs (including any sale or transfer of treasury shares).

The Directors wish to state that they have no immediate plans to issue any new Shares and/or Class B Ordinary Shares underlying ADSs (including any sale or transfer of treasury shares) pursuant to the Issuance and Resale Mandate.

In addition, subject to a separate approval of the ordinary resolution 6, the number of Shares and/or Shares underlying the ADSs repurchased by the Company under ordinary resolution 5 will also be added to extend the Issuance and Resale Mandate as mentioned in ordinary resolution 4 provided that such additional amount shall represent up to 10% of the number of issued Shares (excluding any treasury shares) as of the date of passing the resolutions in relation to the Issuance and Resale Mandate and Repurchase Mandate.

The Issuance and Resale Mandate (including the extended Issuance and Resale Mandate), if granted, will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Issuance and Resale Mandate (including the extended Issuance and Resale Mandate) is revoked or varied by an ordinary resolution of the Shareholders.

5.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs

At the extraordinary general meeting of the Company held on March 3, 2026, a general mandate was granted to the Directors to repurchase Shares. Such mandate will lapse at the conclusion of the forthcoming AGM. In order to give the Company the flexibility to repurchase Shares (including Class B Ordinary Shares underlying ADSs) and/or ADSs if and when appropriate, an ordinary resolution will be proposed at the AGM to approve the granting of the Repurchase Mandate to the Directors to repurchase Shares (including Class B Ordinary Shares underlying ADSs) and/or ADSs not exceeding 10% of the total number of issued Shares (excluding any treasury shares, if any) as of the date of passing of such resolution.

As of the Latest Practicable Date, the issued share capital of the Company comprised 26,998,861 Class A Ordinary Shares and 130,143,350 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 5 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 15,714,221 Shares (including Class B Ordinary Shares underlying ADSs) and/or ADSs.

LETTER FROM THE BOARD

The Directors wish to state that they have no immediate plans to repurchase any Shares pursuant to the Repurchase Mandate.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Repurchase Mandate, if granted, will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by any applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders.

6.	PROPOSED SHARE SUBDIVISION

Introduction

The Board proposes that each issued and unissued Share with a par value of US$0.0001 each be subdivided into eight (8) Subdivided Shares with a par value of US$0.0000125 each.

Effect of the Share Subdivision

As of the Latest Practicable Date, the authorized share capital of the Company is US$100,000 divided into 1,000,000,000 Shares of par value of US$0.0001 each (comprising (i) 50,000,000 Class A Ordinary Shares with a par value of US$0.0001 each, and (ii) 950,000,000 Class B Ordinary Shares with a par value of US$0.0001 each), of which 157,142,211 Shares have been issued and are fully paid or credited as fully paid. The Board proposes that each issued and unissued Share with a par value of US$0.0001 each be subdivided into eight (8) Subdivided Shares with a par value of US$0.0000125 each.

Immediately following the Share Subdivision being effective, the authorized share capital of the Company will be US$100,000 divided into 8,000,000,000 Subdivided Shares of par value of US$0.0000125 each (comprising (i) 400,000,000 Subdivided Class A Ordinary Shares with a par value of US$0.0000125 each, and (ii) 7,600,000,000 Subdivided Class B Ordinary Shares with a par value of US$0.0000125 each), of which 1,257,137,688 Subdivided Shares will be in issue and fully paid or credited as fully paid, assuming that no further Shares will be issued or repurchased and that no Class A Ordinary Shares will be converted to Class B Ordinary Shares from the Latest Practicable Date until the effective date of the Share Subdivision.

LETTER FROM THE BOARD

Assuming that no further Shares will be issued or repurchased, no Class A Ordinary Shares will be converted into Class B Ordinary Shares and there will be no further change in the issued share capital of the Company from the Latest Practicable Date until the effective date of the Share Subdivision, the shareholding structure of the Company (i) as at the Latest Practicable Date, and (ii) immediately after the proposed Share Subdivision are set out below:

	As at the Latest Practicable Date			Immediately after the proposed Share Subdivision
Name of Shareholders	No. of Class A Ordinary Shares	No. of Class B Ordinary Shares	Approximate % of number of total issued Share capital(9)	No. of Subdivided Class A Ordinary Shares	No. of Subdivided Class B Ordinary Shares	Approximate % of total number of issued Share capital(10)
Controlling Shareholders
Dr. Yifan Li(1)(4)	8,879,636	–	5.65%	71,037,088	–	5.65%
Dr. Kai Sun(2)(4)	9,228,622	–	5.87%	73,828,976	–	5.87%
Mr. Shaoqing Xiang(3)(4)	8,890,603	165,031	5.76%	71,124,824	1,320,248	5.76%
Directors(5)
Ms. Cailian Yang(6)	–	122,632	0.08%	–	981,056	0.08%
Ms. Yi Zhang(7)	–	16,479	0.01%	–	131,832	0.01%
Other Shareholders
Other Shareholders(8)	–	129,839,208	82.63%	–	1,038,713,664	82.63%
Total Issued Share Capital of the Company(8)	26,998,861	130,143,350	100.00%	215,990,888	1,041,146,800	100.00%

Notes:

(1)	Dr. Li Yifan is a WVR Beneficiary and an executive Director. As at the Latest Practicable Date, he held 8,879,636 Class A Ordinary Shares of the Company through ALBJ Limited, which is wholly owned by his wholly owned entity Asian LBJ Limited. Dr. Li was also interested in 157,000 unvested RSUs by virtue of the RSUs granted to him on March 25, 2026 under the 2021 Plan.

(2)	Dr. Sun Kai is a WVR Beneficiary and an executive Director. As at the Latest Practicable Date, he held 9,228,622 Class A Ordinary Shares of the Company through Fermat Star Limited, which is wholly owned by his wholly owned entity Rock Ocean Limited. Dr. Sun was also interested in 157,000 unvested RSUs by virtue of the RSUs granted to him on March 25, 2026 under the 2021 Plan.

(3)	Mr. Xiang Shaoqing is a WVR Beneficiary and an executive Director. As at the Latest Practicable Date, he held 8,890,603 Class A Ordinary Shares in the Company and 165,031 Class B Ordinary Shares in the Company in the form of ADSs through Galbadia Limited, respectively, which is wholly owned by his wholly owned entity Balamb Limited. Mr. Xiang was also interested in 157,000 unvested RSUs by virtue of the RSUs granted to him on March 25, 2026 under the 2021 Plan.

LETTER FROM THE BOARD

(4)	Since co-founding the Company in 2014, Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang have been acting in concert with respect to the operation and material decisions of the Company. They entered into a deed of concert party arrangement dated April 24, 2025, whereby they have, among other things, acknowledged their historical relationship of acting in concert and confirmed and agreed that they shall act in concert to cooperate to consolidate control of the Company.

(5)	Mr. Jia Ren and Dr. Wang Hui are independent non-executive Directors. As at the Latest Practicable Date, Mr. Jia Ren was interested in 7,116 unvested RSUs granted to him on November 12, 2025 pursuant to the 2021 Plan as disclosed in the announcement of the Company dated November 12, 2025. As at the Latest Practicable Date, Dr. Hui Wang was interested in 6,565 unvested RSUs granted to her on March 25, 2026 pursuant to the 2021 Plan as disclosed in the announcement of the Company dated March 25, 2025.

(6)	Ms. Cailian Yang is an executive Director. As at the Latest Practicable Date, she (i) beneficially owned 122,632 Class B Ordinary Shares in the form of ADSs; (ii) was entitled to receive up to 247,220 Class B Ordinary Shares pursuant to the exercise of options granted to her under the 2021 Plan, subject to the conditions (including but not limited to vesting conditions) of those options; and (iii) was interested in 4,000 unvested RSUs which were granted to Ms. Cailian Yang on November 12, 2025 pursuant to the 2021 Plan as disclosed in the announcement of the Company dated November 12, 2025.

(7)	As at the Latest Practicable Date, Ms. Yi Zhang beneficially owned (i) 16,479 Class B Ordinary Shares in the form of ADS and (ii) and is interested in 5,953 outstanding RSUs granted to her on February 7, 2025 pursuant to the 2021 Plan which shall vest in accordance with the vesting schedule and conditions in the award agreement.

(8)	Including the 626,713 Class B Ordinary Shares (as of the Latest Practicable Date) (equivalent to 5,013,704 Subdivided Class B Ordinary Shares upon the Share Subdivision becoming effective) issued to the Depositary for bulk issuance of ADS reserved for future issuances upon the exercise or vesting of awards granted under the 2021 Plan).

(9)	The calculation is based on the 157,142,211 Shares in issue as of the Latest Practicable Date (comprising 26,998,861 Class A Ordinary Shares and 130,143,350 Class B Ordinary Shares).

(10)	The calculation is based on the 1,257,137,688 Subdivided Shares to be in issue immediately in issue immediately after the Share Subdivision (comprising 215,990,888 Subdivided Class A Ordinary Shares and 1,041,146,800 Subdivided Class B Ordinary Shares).

(11)	Certain numbers and percentage figures included in the table above have been subject to rounding adjustments. Any discrepancies in the table between totals and sums of amounts listed therein are due to rounding.

Upon the Share Subdivision becoming effective, save for the voting rights and conversion rights as set out in Articles 12 to 21 of the Articles of Association in relation to the Subdivided Class A Ordinary Shares, the Subdivided Class A Ordinary Shares and Subdivided Class B Ordinary Shares shall rank pari passu in all respects with each other in accordance with the Memorandum and Articles of Association and shall have the same rights and privileges and be subject to the same restriction as the Shares in issue prior to the Share Subdivision, and the Share Subdivision will not result in any change in the relevant rights of the Shareholders. The proposed Share Subdivision will not result in any fractional Shares.

LETTER FROM THE BOARD

Simultaneous ADS Ratio Change

In connection with the Share Subdivision, the Board has approved the ADS Ratio Change from one (1) ADS representing one (1) Class B Ordinary Share to a new ratio of one (1) ADS representing eight (8) Subdivided Class B Ordinary Shares. The ADS Ratio Change is subject to and conditional upon the Share Subdivision becoming effective. The ADS Ratio Change and the Share Subdivision, if approved, will take effect on the same date. No action is required by the Company’s ADS holders to effect the ADS Ratio Change (other than to vote to approve the Share Subdivision proposal at the AGM).

Because the ADS Ratio Change is proportionate to the Share Subdivision, no issuance, cancellation or exchange of ADSs will be necessary or carried out in connection with the ADS Ratio Change and Share Subdivision. In addition, because the Share Subdivision and ADS Ratio Change are exactly proportionate, the ADS Ratio Change, in and of itself, is neutral in its impact on the per-ADS trading price of the ADSs on the NASDAQ, as the percentage interest in the Company represented by each ADS will not be altered. The Share Subdivision and ADS Ratio Change will not result in the issuance of any ADSs or any change in the number of ADSs held by any ADS holder.

Conditions of the Share Subdivision

The Share Subdivision is conditional upon:

(a)	the passing of an ordinary resolution by the Shareholders approving the Share Subdivision at the AGM;

(b)	the Listing Committee of the Hong Kong Stock Exchange granting the listing of, and permission to deal in (i) the Subdivided Class B Ordinary Shares; and (ii) any Subdivided Class B Ordinary Shares which may be issued upon exercise of the share options and Share Awards granted and to be granted under the 2021 Plan; and

(c)	the compliance with all relevant procedures and requirements from NASDAQ and the Hong Kong Stock Exchange to effect the Share Subdivision.

As at the Latest Practicable Date, none of the conditions of the Share Subdivision were fulfilled.

The Share Subdivision will become effective after all of the conditions of the Share Subdivision above are fulfilled.

Listing Application

An application will be made by the Company to the Hong Kong Stock Exchange for the listing of, and the permission to deal in (i) the Subdivided Class B Ordinary Shares; and (ii) any Subdivided Class B Ordinary Shares which may be issued upon the exercise of the share options and the vesting of Share Awards granted and to be granted under the 2021 Plan. All necessary arrangements will be made for the Subdivided Class B Ordinary Shares to be admitted into CCASS established and operated by HKSCC.

LETTER FROM THE BOARD

Subject to the granting of the listing approval for the listing of, and permission to deal in, the Subdivided Class B Ordinary Shares on the Hong Kong Stock Exchange, the Subdivided Class B Ordinary Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Subdivided Class B Ordinary Shares on the Hong Kong Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Hong Kong Stock Exchange on any trading day is required to take place in CCASS on the second settlement day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

No part of the securities of the Company is listed or dealt in or on which listing or permission to deal is being or is proposed to be sought on any other stock exchanges other than NASDAQ or the Hong Kong Stock Exchange and no such listing permission to deal in is being or currently proposed to be sought from any other stock exchanges.

Exchange of Share Certificates

Holders of Shares listed in Hong Kong may submit their Existing Share Certificates (colored blue) to the address and between the times set out below in exchange for Subdivided Share Certificates (colored yellow). Subject to the Share Subdivision having become effective, the Existing Share Certificates for the Shares will only be valid for delivery, trading and settlement purposes for the period up to 4:10 p.m. on Monday, August 17, 2026 and thereafter will not be accepted for delivery, trading and settlement purposes. However, the Existing Share Certificates will continue to be good evidence of legal title and may be exchanged for Subdivided Share Certificates for the Subdivided Shares at any time.

Period to exchange for Subdivided Share certificates at no extra cost	Friday, July 10, 2026 until Monday, August 17, 2026 (Hong Kong Time) (both days inclusive)

Exchange for Subdivided Share certificates for HK$2.50 (or as otherwise specified by the Hong Kong Stock Exchange)(1)	Tuesday, August 18, 2026 (Hong Kong Time) onwards

Address	Tricor Investor Services Limited 17/F, Far East Finance Centre 16 Harcourt Road Hong Kong

LETTER FROM THE BOARD

Note:

(1)	The total fee for exchange of Subdivided Share Certificates will be the higher of HK$2.50 multiplied by the number of certificates issued or HK$2.50 multiplied by the number of certificates cancelled.

Change in Board Lot Size

The Shares are currently traded on the Hong Kong Stock Exchange in board lot size of 20 Class B Ordinary Shares each. The Board proposes that, subject to and conditional upon the Share Subdivision becoming effective, the board lot size will be changed from 20 Class B Ordinary Shares to 100 Subdivided Class B Ordinary Shares. The Change in Board Lot Size will not affect any of the relative rights of the Shareholders. The proposed Change in Board Lot Size will not, by itself, result in any change in the interests or rights of the Shareholders.

The expected timetable for the Share Subdivision and Change in Board Lot Size is set out on pages 7 to 10 of this circular.

Odd Lot Trading Arrangements and Matching Services

In order to facilitate the trading of odd lots, if any, of the Subdivided Class B Ordinary Shares arising from the proposed Share Subdivision and the Change in Board Lot Size, the Company will appoint BOCI Securities Limited as an agent to provide matching services, on a best effort basis from 9:00 a.m. on Friday, July 24, 2026 to 4:00 p.m. on Thursday, August 13, 2026 (both days inclusive), to those Shareholders who wish to acquire odd lots of the Subdivided Class B Ordinary Shares to make up a full board lot, or to dispose of their holding of odd lots of the Subdivided Class B Ordinary Shares. Shareholders who wish to take advantage of this facility may contact BOCI Securities Limited at (852) 2718 9630 during office hours (i.e. 9:00 a.m. to 4:30 p.m.) within such period.

Holders of odd lots of the Subdivided Class B Ordinary Shares should note that the matching of the sale and purchase of odd lots of the Subdivided Class B Ordinary Shares is not guaranteed. Shareholders who are in any doubt about the odd lots matching arrangements are recommended to consult their own professional advisers.

Shareholders or potential investors should note that (i) odd lots may be created after the proposed Share Subdivision; (ii) the odd lots matching arrangement does not guarantee successful matching of all odd lots at the relevant market price; and (iii) odd lots may be sold below market price.

Reason for the Share Subdivision and Change in Board Lot Size

The Share Subdivision will increase the number of Shares issued by the Company, and reduce the nominal value and trading price of each Share. The Board believes that this will lower the investment barrier, reduce the entry threshold for investors to purchase board lots of the Shares and increase the trading liquidity of the Shares, thus allowing the Shares to be more accessible to a broader range of investors, in particular retail and individual investors. Furthermore, the Board believes that the increased number of issued Shares and lower trading price per Share after the Share Subdivision may facilitate more efficient trading and price discovery in the market. The increase in trading liquidity would also attract more investors to trade in the Shares, and give the Company more flexibility to explore future fundraising activities.

LETTER FROM THE BOARD

In addition, the Hong Kong Stock Exchange published a consultation paper on the proposed enhancements to the board lot framework in the Hong Kong securities market in December 2025 (the “Consultation Paper”) in order to support efficiencies across trading, clearing and settlement processes. Among the key proposals of the Consultation Paper, the Hong Kong Stock Exchange proposes for issuers to adopt new board lot units from eight standardized board lot unit options. The Company has taken into account the proposal of the standardize board lot units in the Consultation Paper when determining the new board lot size of 100 Subdivided Class B Ordinary Shares.

Based on the closing price of HK$176.4 per Class B Ordinary Share as of the Latest Practicable Date, the market value per board lot of 20 Class B Ordinary Shares is approximately HK$3,528. The expected value per new board lot of 100 Subdivided Class B Ordinary Shares would be approximately HK$2,205 immediately upon the Share Subdivision and the Change in Board Lot Size becoming effective. Upon the Change in Board Lot Size, the Company is expected to be in compliance with the board lot value being more than HK$2,000 as set out in the Guide on Trading Arrangements for Selected Types of Corporate Actions issued by the Hong Kong Stock Exchange on November 28, 2008 and last updated in September 2024. Although the Share Subdivision will result in downward adjustment to the trading price of the Class B Ordinary Shares, the Share Subdivision, together with the Change in Board Lot Size, are expected to enhance the liquidity in trading of Subdivided Class B Ordinary Shares and thereby would enable the Company to attract more investors, in particular retail investors, broaden its Shareholder base and increase market participation in the Shares.

As of the Latest Practicable Date, the Company has no intention to carry out other corporate actions in the next 12 months which may have an effect of undermining or negating the intended purpose of the Share Subdivision and the Change in Board Lot Size.

As at the Latest Practicable Date, the Company does not have any concrete plan to conduct any fund raising activities in the next 12 months. However, in the event there is any change to the business environment and/or financial positions of the Group, the Board cannot rule out the possibility that the Company will carry out corporate action or arrangement or conduct debt and/or equity fund raising exercises in the next 12 months when suitable opportunities arise in order to meet its operational needs and support future development of the Group. The Company will make further announcements in this regard in accordance with the Listing Rules as and when appropriate.

Save for the expenses to be incurred by the Company in relation to the Share Subdivision and the Change in Board Lot Size, the implementation of the Share Subdivision will not, by itself, alter the underlying assets, business operations, management or the financial position of the Company or the proportionate interest of the Shareholders.

LETTER FROM THE BOARD

The Company will continue to comply with the requirements under Chapter 8A of the Listing Rules upon the proposed Share Subdivision and Change in Board Lot Size becoming effective.

Based on the above, the Board considers that the proposed Share Subdivision and Change in Board Lot Size are fair and reasonable, as well as in the best interests of the Company, its Shareholders and investors as a whole.

Adjustments to Share Options and RSUs

The Company adopted the 2021 Plan in June 2021. Pursuant to resolutions of the Board dated September 3, 2025, the terms of the 2021 Plan were amended and restated to be in compliance with Chapter 17 of the Listing Rules with effect from the Listing Date.

The maximum number of Class B Ordinary Shares which may be issued and/or transferred in respect of all Share Awards available for grant under the 2021 Plan and any other share incentive schemes of the Company was 15,010,089 (the “Plan Limit”) and the number of Class B Ordinary Shares which may be issued and/or transferred in respect of all Share Awards available for grant under the consultants sublimit of the 2021 Plan was 750,504 (the “Consultants Sublimit”).

Upon the Share Subdivision becoming effective, the Plan Limit under the 2021 Plan will be adjusted from 15,010,089 Class B Ordinary Shares to 120,080,712 Subdivided Class B Ordinary Shares and the Consultants Sublimit under the 2021 Plan will be adjusted from 750,504 Class B Ordinary Shares to 6,004,032 Subdivided Class B Ordinary Shares.

As at the Latest Practicable Date, there were (i) 8,122,596 outstanding share options granted under the 2021 Plan to subscribe for an aggregate of 8,122,596 existing Class B Ordinary Shares; and (ii) 1,330,409 outstanding RSUs granted under the 2021 Plan representing an aggregate of 1,330,409 underlying existing Class B Ordinary Shares.

Upon the Share Subdivision becoming effective, pro-rata adjustments will be made to (i) the exercise prices and the number of outstanding share options under the 2021 Plan; and (ii) the number of outstanding RSUs that have been granted under the 2021 Plan.

Assuming there will be no further changes in the number of outstanding share options and outstanding RSUs and no Share Awards are granted from the Latest Practicable Date until the effective date of the Share Subdivision, upon the Share Subdivision becoming effective, there will be (i) 64,980,768 outstanding share options granted under the 2021 Plan to subscribe for an aggregate of 64,980,768 Subdivided Class B Ordinary Shares; and (ii) 10,643,272 outstanding RSUs granted under the 2021 Plan representing an aggregate of 10,643,272 underlying Subdivided Class B Ordinary Shares.

LETTER FROM THE BOARD

The Company’s auditors shall be appointed to certify in writing that such pro-rata adjustments are in accordance with the terms of the 2021 Plan and satisfy the requirements set out in the supplementary guidance under Rule 17.03(13) of the Listing Rules.

The Company will make further disclosures and/or announcement(s) on such adjustments as and when appropriate.

Save as disclosed above, as at the Latest Practicable Date, the Company has no other outstanding share options, RSUs, warrants, derivatives or other securities in issue which are convertible into or giving rights to subscribe for, convert or exchange into, any existing Shares or Subdivided Shares, as the case may be.

Completion of the Share Subdivision is subject to the fulfillment of certain conditions. Accordingly, the Share Subdivision may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in the Shares of the Company and should consult their professional advisers if they are in any doubt about their position.

7.	AGM AND PROXY ARRANGEMENT

The AGM will be held at No. 28, Ciyun Road, Yangcheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China on Friday, June 26, 2026 at 1:30 p.m. (Beijing time).

The notice of the AGM is set out on pages 33 to 38 of this circular and published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (investor.hesaitech.com).

Pursuant to the Listing Rules, any vote of Shareholders at a general meeting must be taken by poll. An announcement on the poll results will be published by the Company after the AGM in the manner prescribed under the Listing Rules.

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Deutsche Bank Trust Company Americas. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying form of proxy to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. For the avoidance of doubt, holders of treasury shares (if any) have no voting rights at the Company’s general meeting(s). Tricor Investor Services Limited must receive the form of proxy by no later than 48 hours before the time appointed for the AGM on Wednesday, June 24, 2026 at 1:30 p.m. (Hong Kong time) at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the AGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on Tuesday June 16, 2026 to enable the votes attaching to the Class B Ordinary Shares represented by your ADSs to be cast at the AGM.

LETTER FROM THE BOARD

8.	RECOMMENDATION

The Directors consider that the proposed re-election of retiring Directors, the re-appointment of auditors, the granting of the Issuance and Resale Mandate, the Repurchase Mandate and the proposed Share Subdivision are in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend the Shareholders to vote in favour of the relevant resolutions to be proposed at the AGM.

Yours faithfully,
For and on behalf of the Board
Hesai Group
Dr. Yifan Li
Chairman of the Board, Executive Director
and Chief Executive Officer

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

The following are details of the Directors who will retire and being eligible, offer themselves for re-election at the Annual General Meeting.

(1)	Dr. Yifan Li

Dr. Yifan Li (“Dr. LI”), aged 40, is an executive Director and the Co-Founder, and has been serving as the chief executive officer of the Company since the incorporation of the Company. Dr. LI has also been appointed as the Chairman of the Board since September 2025.

Dr. LI has served as the director of Sharpa Group, an AI robotics company co-founded by our Co-Founders, since January 2026. Prior to co-founding the Group, Dr. LI worked at Western Digital Corporation (NASDAQ: WDC) in Silicon Valley from August 2013 to October 2014.

Dr. LI received his master’s degree in mechanical engineering and his Ph.D. degree in mechanical engineering from University of Illinois at Urbana-Champaign in August 2009 and August 2013, respectively, with a research focus on robotics. Dr. LI also holds a bachelor’s degree in engineering, majoring in measurement and control technology and instrumentation, from Tsinghua University* (清華大學) in July 2009.

Dr. LI’s numerous accolades include being named as Fortune Magazine’s “40 Under 40 in China,” MIT Technology Review’s “2020 Innovators Under 35 of China,” and a Young Global Leader of the World Economic Forum for the Class of 2021.

As at the Latest Practicable Date, Dr. LI is interested in 27,634,892 Shares, comprising 26,998,861 Class A Ordinary Shares and 636,031 Class B Ordinary Shares. Dr. LI is also interested in 157,000 unvested restricted share units granted to him on March 23, 2026 under the 2021 Plan.

Save as disclosed above, Dr. LI did not hold any directorships in the last three years preceding the Latest Practicable Date in other public companies the securities of which are listed on any securities market in Hong Kong or overseas and does not hold any other positions in the Group.

Save as disclosed above, Dr. LI does not have any other relationships with any Directors, substantial or controlling Shareholders, senior management of the Company nor any interests in the Shares within the meaning of Part XV of the SFO as at the Latest Practicable Date.

Dr. LI has entered into a director agreement with the Company for an initial term of 3 years or until the third annual general meeting of the Company after the Company’s listing on the Hong Kong Stock Exchange, whichever is sooner. He is subject to retirement by rotation and re-election in accordance with Listing Rules and the Articles of Association. Dr. LI is entitled to an annual remuneration of RMB2,348,000, a discretionary bonus, share-based compensation and other benefits in such amounts as shall be determined by the Board with reference to his duties and responsibilities as well as the prevailing market conditions.

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Save as disclosed above, there are no other matters that need to be brought to the attention of the Shareholders and there is no other information that is required to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules.

(2)	Mr. Jia Ren

Mr. Jia Ren (“Mr. REN”), aged 62, has served as an independent non-executive Director since September 8, 2025. He is a member of the Audit Committee and Nominating and the Corporate Governance Committee of the Company.

Mr. REN has been serving as an independent director of SVG Tech Group Co., Ltd.* (蘇 州蘇大維格科技集團股份有限公司) (SZSE: 300331), a micro-nano equipment and functional material devices company based in China since October 2021, the chairman of the board of Hangzhou Xinqinghang Technology Development Co., Ltd.* (杭州新清杭科技發展有限公司) since January 2021, a director of Zhejiang Deyilong Technology Co., Ltd.* (浙江德毅隆科技 股份有限公司) since April 2020, as well as the chairman of the board and the general manager of Shanghai Xinwei Technology Development Co., Ltd.* (上海新微科技發展有限公司) since July 2014.

Prior to his current positions, Mr. REN was an independent director of Beijing InHand Networks Technology Co., Ltd.* (北京映翰通網絡技術股份有限公司) (SSE: 688080), an Internet of things solutions provider in China from December 2017 to December 2023, and an independent director of Changhong Meiling Co., Ltd.* (長虹美菱股份有限公司) (SZSE: 000521), a home appliances manufacturer in China from July 2014 to October 2020.

Mr. REN received his bachelor’s degree in engineering physics and his master’s degree in metal physics from Tsinghua University* (清華大學) in July 1987 and December 1989, respectively.

As at the Latest Practicable Date, Mr. REN is interested in 7,116 restricted share units granted to him under the 2021 Plan.

Save as disclosed above, Mr. REN did not hold any directorships in the last three years preceding the Latest Practicable Date in other public companies the securities of which are listed on any securities market in Hong Kong or overseas and does not hold any other positions in the Group.

Save as disclosed above, Mr. REN does not have any other relationships with any Directors, substantial or controlling Shareholders, senior management of the Company nor any interests in the Shares within the meaning of Part XV of the SFO as at the Latest Practicable Date.

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Mr. REN has entered into an appointment letter with the Company for an initial term of 3 years or until the third annual general meeting of the Company after the Company’s listing on the Hong Kong Stock Exchange, whichever is sooner. He is subject to retirement by rotation and re-election in accordance with Listing Rules and the Articles of Association. Mr. REN is entitled to a total remuneration package equivalent to USD100,000 per annum, which has been determined by the Board with reference to his duties and responsibilities as well as the prevailing market conditions.

Save as disclosed above, there are no other matters that need to be brought to the attention of the Shareholders and there is no other information that is required to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules.

(3)	Dr. Hui Wang

Dr. Hui Wang (“Dr. WANG”), aged 68, has served as our independent non-executive Director since December 24, 2025. She is a member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee of the Company.

Dr. WANG has served as an independent director of Beijing FJR Opto-electronic Technology Co., Ltd. (SSE: 688272) since September 2020. She has served as an independent director of Joyware Electronics Co., Ltd. (SZSE: 300270) since February 2026. She also served as an independent director of Arcsoft Corporation Limited (SSE: 688088) from January 2019 to December 2024. In addition, she taught at the Peking University Law School from 1992 to 2018, most recently as an associate professor.

Dr. WANG obtained her Ph.D. degree in international economics law and a master’s degree in international law from Peking University Law School in June 1992 and July 1988, respectively. She also obtained her bachelor of arts degree from Peking University in July 1984.

As at the Latest Practicable Date, Dr. WANG is interested in 6,565 restricted share units granted to her under the 2021 Plan.

Save as disclosed above, Dr. WANG did not hold any directorships in the last three years preceding the Latest Practicable Date in other public companies the securities of which are listed on any securities market in Hong Kong or overseas and does not hold any other positions in the Group.

Save as disclosed above, Dr. WANG does not have any other relationships with any Directors, substantial or controlling Shareholders, senior management of the Company nor any interests in the Shares within the meaning of Part XV of the SFO as at the Latest Practicable Date.

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Dr. WANG has entered into an appointment letter with the Company for an initial term of 3 years or until the third annual general meeting of the Company after the Company’s listing on the Hong Kong Stock Exchange, whichever is sooner. She is subject to retirement by rotation and re-election in accordance with Listing Rules and the Articles of Association. Dr. WANG is entitled to a total remuneration package equivalent to USD100,000 per annum, which has been determined by the Board with reference to her duties and responsibilities as well as the prevailing market conditions.

Save as disclosed above, there are no other matters that need to be brought to the attention of the Shareholders and there is no other information that is required to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules.

*            For identification purpose only

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to provide the Shareholders with requisite information reasonably necessary for them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors have no present intention to cause the Company to repurchase any Shares and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.	SHARE CAPITAL

As of the Latest Practicable Date, the issued share capital of the Company comprised 157,142,211 Shares, out of which 26,998,861 were Class A Ordinary Shares and 130,143,350 were Class B Ordinary Shares. Subject to the passing of the ordinary resolution set out in item 5 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as of the date of the AGM, i.e. being 157,142,211 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 15,714,221 Shares, representing 10% of the total number of issued Shares (excluding any treasury shares) in issue as of the date of the AGM.

3.	FUNDING OF SHARE REPURCHASE

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the Articles of Association in effect from time to time, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF SHARE REPURCHASE AND INTERIM MEASURES

Based on the current level of trading price of the Company’s Shares and ADSs, the Directors believe that there may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2025) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

Following a repurchase of Class B Ordinary Shares or Class B Ordinary Shares underlying ADSs, the Company may cancel any repurchased Shares and/or hold them as treasury shares subject to, among others, market conditions and its capital management needs at the relevant time of the repurchases, which may change due to evolving circumstances. Shareholders and potential investors of the Company should pay attention to any announcement to be published by the Company in the future, including but without limitation, any next day disclosure return (which shall identify, amongst others, the number of repurchased Shares that are to be held in treasury or cancelled upon settlement of such repurchase, and where applicable, disclose the reasons for any deviation from the intention statement previous disclosed) and any relevant monthly return.

For any treasury shares deposited with CCASS pending resale on the Hong Kong Stock Exchange, the Company shall, upon approval by the Board, implement the below interim measures (collectively, the “Interim Measures”) which include (without limitation):

(i)	procuring its broker not to give instructions to HKSCC to vote at general meetings for the treasury shares deposited with CCASS;

(ii)	in the case of dividends or distributions (if any and where applicable), the Company shall withdraw the treasury shares from CCASS, and either re-register them in its own name as treasury shares or cancel them, in each case before the relevant record date for the dividend or distributions; or

(iii)	take any other measures to ensure that the Company will not exercise any Shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as treasury shares.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As of the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiaries were Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang who through their intermediaries control in aggregate 26,998,861 Class A Ordinary Shares and 636,031 Class B Ordinary Shares, representing approximately 67.62% of the voting rights in the Company (without taking into account the 626,713 Class B Ordinary Shares (as of the Latest Practicable Date) issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2021 Plan). Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiaries must reduce their weighted voting rights in the Company proportionately through conversion of a proportion of their Class A Ordinary Shares into Class B Ordinary Shares, if the reduction in the number of Shares in issue (after deducting any treasury shares) would otherwise result in an increase in the proportion of Class A Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of the WVR Beneficiaries to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares and/or ADSs.

In addition, the Directors do not propose to repurchase Shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Hong Kong Stock Exchange.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors will exercise the power of the Company to make repurchases of Shares pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands. In addition, the Company has confirmed that neither the Explanatory Statement nor the proposed share repurchase has any unusual features.

7.	MARKET PRICES OF SHARES

The highest and lowest prices per Share at which Shares have traded on the Hong Kong Stock Exchange(note) during the period from September 16, 2025 (the date of listing of the Shares on the Hong Kong Stock Exchange) up to and including the Latest Practicable Date were as follows:

	Price per share
	Highest	Lowest
	HK$	HK$
2025
September (from the Listing Date)	234.0	222.8
October	222.8	169.2
November	187.9	119.1
December	180.7	147.0

2026
January	226.4	180.6
February	219.8	185.0
March	212.6	141.3
April	189.2	158.7
May (up to the Latest Practicable Date)	184.5	168.6

Note: Based on the closing prices stated in the Hong Kong Stock Exchange’s daily quotation sheets.

8.	SHARE REPURCHASE MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company had not repurchased any of the Shares (whether on the Hong Kong Stock Exchange or otherwise).

NOTICE OF AGM

Hesai Group

禾 賽 科 技 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the circular of Hesai Group (the “Company”) dated May 26, 2026.

NOTICE IS HEREBY GIVEN that the AGM of the Company will be held at No. 28, Ciyun Road, Yangcheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China on Friday, June 26, 2026 at 1:30 p.m. (Beijing time) for the following purposes:

1.	To receive, consider and adopt the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors (the “Director(s)”) and auditors of the Company for the year ended December 31, 2025.

2.	(a)	(i)	To re-elect Dr. Yifan Li as an executive Director;

(ii)	To re-elect Mr. Jia Ren as an independent non-executive Director;

(iii)	To re-elect Dr. Hui Wang as an independent non-executive Director;

(b)	To authorize the board of Directors (the “Board”) to fix the remuneration of the Directors.

3.	To re-appoint Messrs. Deloitte Touche Tohmatsu Certified Public Accountants LLP and Messrs. Deloitte Touche Tohmatsu as auditors of the Company and to authorize the Board to fix their remuneration.

4.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with Class B Ordinary Shares (including any sale and transfer of Class B Ordinary Shares out of treasury that are held as treasury shares) or securities convertible into Class B Ordinary Shares, or options, warrants or similar rights to subscribe for Class B Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class B Ordinary Shares or securities convertible into Class B Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class B Ordinary Shares) that would or might require the exercise of such powers;

NOTICE OF AGM

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class B Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued, and treasury shares sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class B Ordinary Shares or rights to acquire Class B Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2021 Plan;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares (including the sale and/or transfer of any Class B Ordinary Shares out of treasury and held as treasury shares) in lieu of the whole or part of a dividend on Shares of the Company in accordance with the articles of association of the Company; and

(v)	a specific authority granted by the Shareholders in general meeting,

shall not exceed 10% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly.

NOTICE OF AGM

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of Shares, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the Directors to Shareholders whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

5.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT:

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares (including Class B Ordinary Shares underlying ADSs) and/or ADSs on Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Hong Kong Stock Exchange for this purpose, provided that the total number of Shares and/or Shares underlying the ADSs which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares (excluding any treasury shares) as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF AGM

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.”

6.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT conditional upon the passing of resolutions set out in items 4 and 5 of this notice, the general mandate referred to in the resolution set out in item 4 of this notice be and is hereby extended by the addition to the aggregate number of (i) Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued and (ii) any Class B Ordinary Shares out of the treasury that are held as treasury shares that may be sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred by the Directors pursuant to such general mandate of the number of Shares and/or Shares underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 5 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution).”

7.	To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT subject to and conditional upon (i) the Hong Kong Stock Exchange granting the listing of, and permission to deal in, (a) the Subdivided Class B Ordinary Shares, (b) any Subdivided Class B Ordinary Shares which may be issued upon exercise of the share options and share awards granted and to be granted under the 2021 Plan; and (ii) the compliance with the requirements from NASDAQ and the Listing Rules to effect the Share Subdivision (as defined below), each of the issued and unissued ordinary shares of par value of US$0.0001 each be and is hereby subdivided into eight (8) ordinary shares of par value of US$0.0000125 each, and such Subdivided Shares shall rank pari passu in all respects with each other in accordance with the Memorandum and Articles of Association and have the same rights and privileges and be subject to the same restriction as the Shares in issue prior to the Share Subdivision (save for the voting rights and conversion rights in relation to the Subdivided Class A Ordinary Shares as set out in the Memorandum and Articles of Association), after all relevant conditions have been met, being a day on which the Hong Kong Stock Exchange is open for business of dealing in securities (the “Share Subdivision”), such that after the Share Subdivision, the authorized share capital of the Company be changed from US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each, comprising (i) 50,000,000 Class A ordinary shares of a par value of US$0.0001 each, and (ii) 950,000,000 Class B ordinary shares of a par value of US$0.0001 each to US$100,000 divided into 8,000,000,000 shares of a par value of US$0.0000125 each, comprising (i) 400,000,000 Class A ordinary shares of a par value of US$0.0000125 each, and (ii) 7,600,000,000 Class B ordinary shares of a par value of US$0.0000125 each, and that any Director be and is hereby authorized for and on behalf of the Company to execute and deliver all such documents, instruments and agreements and to do all such acts or things deemed by such Director in his/her absolute discretion to be incidental to, ancillary to or in connection with the matters contemplated in and/or for implementation of the Share Subdivision including but not limited to, arranging for necessary filings in the Cayman Islands and Hong Kong, arranging to update the register of member of the Company and cancelling any Existing Share Certificates and issuing Subdivided Share Certificates to holders of the existing Shares pursuant to the Share Subdivision.”

NOTICE OF AGM

The passing of all the above resolutions requires approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the AGM. The quorum of the AGM shall be one or more members holding in aggregate not less than 10 per cent (10%) of all votes attaching to all issued Shares, present in person or by proxy and entitled to vote at the AGM.

FORMS OF PROXY AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Class B Ordinary Shares represented by the ADSs. Please refer to the form of proxy (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at investor.hesaitech.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying form of proxy to us (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the form of proxy by no later than 48 hours before the time appointed for the AGM, on Wednesday, June 24, 2026 at 1:30 p.m. (Hong Kong time) at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the AGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on Tuesday, June 16, 2026 to enable the votes attaching to the Class B Ordinary Shares represented by your ADSs to be cast at the AGM.

NOTICE OF AGM

By Order of the Board
Hesai Group
Dr. Yifan Li
Chairman of the Board, Executive Director
and Chief Executive Officer

Hong Kong, May 26, 2026

As of the date of this notice, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang as the independent non-executive Directors.

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